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SEC 11018520 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

SEC FILE NUMBER
8-50315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Commercial Street, Suite 414
(No. and Street)

Portland (City) Maine (State) 04101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Turner 207-773-8123
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Runyon Kersteen Ouellette, P.A.
(Name – *if individual, state last, first, middle name*)

20 Long Creek Drive (Address) South Portland (City) Maine (State) 04106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mm

OATH OR AFFIRMATION

I, William Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signature Capital Securities LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Trisha M Hare
My Commission EE050362
Expires 02/26/2015

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIGNATURE CAPITAL SECURITIES LLC
Financial Statements
and Independent Auditor's Report on Internal Control
December 31, 2010 and 2009

Table of Contents

Runyon
Kersteen
Ouellette

Certified Public Accountants and Business Consultants

Independent Auditor's Report

To the Member of
Signature Capital Securities LLC

We have audited the accompanying statements of financial condition of Signature Capital Securities LLC as of December 31, 2010 and 2009 and the related statements of income, changes in member's capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signature Capital Securities LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information listed as supplemental information in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Runyon Kersteen Ouellette

February 18, 2011
South Portland, Maine

SIGNATURE CAPITAL SECURITIES LLC
Statements of Financial Condition
December 31, 2010 and 2009

		2010	2009
ASSETS			
Current assets:			
Cash	$	65,526	38,210
Prepaids and other current assets		17,308	13,874
Total current assets		82,834	52,084
Total assets	**$**	**82,834**	**52,084**
LIABILITIES AND MEMBER'S CAPITAL			
Current liabilities:			
Accounts payable and accrued expenses		24,089	12,390
Deferred revenue		-	12,000
Total current liabilities		24,089	24,390
Member's capital		58,745	27,694
Total liabilities and member's capital	**$**	**82,834**	**52,084**

See accompanying notes to financial statements.

SIGNATURE CAPITAL SECURITIES LLC
Statements of Income
Years ended December 31, 2010 and 2009

		2010	2009
Revenues and income:			
Commissions	$	1,360,234	1,552,308
Interest and dividends		-	2,390
Total revenues and income		1,360,234	1,554,698
Expenses:			
Placement deal expenses		57,673	76,427
Less: reimbursements		(47,562)	(141,170)
Commissions and employee compensation and benefits		927,291	1,102,288
Occupancy and related expenses		124,410	192,328
Professional fees		96,193	105,348
Bad debt expense		-	39,892
Other operating expenses		78,178	154,098
Total expenses		1,236,183	1,529,211
Net income	**$**	**124,051**	**25,487**

See accompanying notes to financial statements.

SIGNATURE CAPITAL SECURITIES LLC
Statements of Changes in Member's Capital
Years ended December 31, 2010 and 2009

		2010	2009
Member's capital, beginning of year	$	27,694	81,207
Member's distributions		(93,000)	(79,000)
Net income		124,051	25,487
Member's capital, end of year	**$**	**58,745**	**27,694**

See accompanying notes to financial statements.

SIGNATURE CAPITAL SECURITIES LLC
Statements of Cash Flows
Years ended December 31, 2010 and 2009

		2010	2009
Cash flows from operating activities:			
Net income	$	124,051	25,487
Adjustments to reconcile net income to net cash provided by operating activities			
Bad debt expense		-	39,892
Changes in operating assets and liabilities:			
Prepaids and other current assets		(3,434)	30,562
Accounts payable and accrued expenses		11,699	(38,020)
Deferred revenue		(12,000)	12,000
Net cash provided by operating activities		120,316	69,921
Cash flows from investing activities:			
Issuance of note receivable		-	(39,892)
Net cash used in investing activities		-	(39,892)
Cash flows from financing activities:			
Member's distributions		(93,000)	(79,000)
Net cash used in financing activities		(93,000)	(79,000)
Net increase (decrease) in cash		27,316	(48,971)
Cash, beginning of year		38,210	87,181
Cash, end of year	**$**	**65,526**	**38,210**

See accompanying notes to financial statements.

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Signature Capital Securities LLC (the Company) is a broker-dealer which acts as a placement agent in connection with private placement transactions. The Company is a wholly-owned subsidiary of Signature Capital LLC (the Parent).

Deferred Revenue - Deferred revenue is derived from the Company subletting its Florida office space of which it received its monthly rent in advance.

Income Taxes - The Company is a Limited Liability Company. Accordingly, net income is allocated and taxed to the individual member. No income tax provision has been included in the determination of net income.

Effective January 1, 2010, the Company adopted the provisions of *Accounting for Uncertainty in Income Taxes* as provided for in the *Income Taxes* topic of the FASB Accounting Standards Codification. This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in an entity's financial statements. It also prescribes a recognition threshold of more likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. There was no cumulative effect on the Company's financial statements related to adoption of these provisions, and no interest or penalties related to uncertain tax positions were accrued. The Company is currently open to audit under the statute of limitations by the Internal Revenue Services and state taxing authorities for the years ended December 31, 2007 through 2010.

Commission Revenue - Commissions earned in connection with private placements are recognized at the closing of funds raised.

Use of Estimates - In preparing financial statements, management is required to makes estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying amounts of financial instruments, including cash, prepaids, other current assets, accounts payable, and accrued expenses, approximate fair value due to the short maturity of these instruments.

NOTE RECEIVABLE

During 2009 the Company honored a note in the amount of $66,863, bearing interest at 10% compounded quarterly, and having a maturity date of November 1, 2014.

This note was convertible at the option of the holder into either shares of Series B preferred stock of the company on any other class or series of capital stock issued or to be issued by the company.

At December 31, 2009 the balance on the note totaled $67,965. Management has deemed this note to likely have no value and has therefore recorded an allowance for the entire amount of the note. At December 31, 2010 management wrote-off the note against the allowance.

MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 and 2009, the Company had net capital of $41,437 and $13,820, respectively, which was $36,437 and $8,820, respectively, in excess of its required net capital of $5,000. The Company's net capital ratio was 0.58 to 1 and 1.76 to 1, respectively, at December 31, 2010 and 2009.

RELATED-PARTY TRANSACTIONS

The Company has agreements with certain individuals (the Affiliates), who serve as the Company's registered representatives, to pay certain percentages of the Company's placement commission on funds raised solely from investors originated and sold by the Affiliates. Commission expense under these agreements amounted to $42,948 and $197,579 for 2010 and 2009, respectively. At December 31, 2010 and 2009, $2,835 and $0, respectively, were due to the Affiliates.

The Company also has agreements with the Affiliates to issue a portion of incentive warrants the Company receives in connection with the private offerings in which it acted as the placement agent based upon funds raised solely from investors originated and sold by the Affiliates. In addition, the Affiliates are entitled to receive an additional percentage of the total net warrants issued to the Company.

LEASE COMMITMENT

The Company leases office space in Portland, Maine, under a noncancelable operating lease agreement that expires on August 31, 2014, requiring monthly payments of $2,026 the first year, with annual escalating rents based on the Boston region Consumer Price Index.

The Company leased office space in Naples, Florida, under a noncancelable operating lease agreement that expired on September 30, 2010. During 2009, the Company sublet its office space for a period of six months, through June 30, 2010.

The total minimum rental commitment at December 31 is as follows:

2011	$ 24,318
2012	24,318
2013	24,318
2014	16,212
Total	**$ 89,166**

Rent expense for the years ended December 31, 2010 and 2009 was $102,426 and $147,137, respectively.

EXPENSE REIMBURSEMENTS

The Company is entitled to receive expense reimbursement based upon the actual expenses and the aggregate purchase price of all shares sold in connection with each placement offering to cover costs directly related to each offering. Expense reimbursements aggregating $47,562 and $141,170 were received in 2010 and 2009, respectively, from the underlying companies.

WARRANTS

	Certificate issue date	Number of shares	Exercise price	Expiration date of warrants
Acoustic Technologies Series D Preferred Shares	03/30/05	137,468	1.100	03/29/12
Additech, Inc. Common shares	06/07/04	11,590	1.000	06/07/11
VIRxSYS Corporation Series G Preferred Shares	07/13/05	816,853	1.250	04/30/17
VIRxSYS Corporation Series G Preferred Shares	08/12/05	208,441	1.250	04/30/17
VIRxSYS Corporation Series G Preferred Shares	09/14/05	17,753	1.250	04/30/17

The expiration dates of the warrants could change if the underlying companies were to complete an initial public offering, as defined in the private placement offering memorandums. Management of the Company has estimated that the warrants have no value at December 31, 2010 and 2009, respectively.

CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at a financial institution located in Naples, Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. There were no uninsured cash balances at December 31, 2010 and 2009, respectively.

SUBSEQUENT EVENTS

In accordance with the *Subsequent Events* topic of the FASB Accounting Standards Codification, management has evaluated subsequent events for possible recognition or disclosure through February 18, 2011, which is the date these financial statements were available to be issued. The following subsequent events were noted.

SUBSEQUENT EVENTS, CONTINUED

On July 23, 2010 Eggs Overnight, Inc., one of the entity's portfolio companies, filed for Chapter 7 bankruptcy protection. Subsequent to year end a small group of investors filed suit against the entities as well as certain members of the management and directors of Eggs Overnight. While management believes strongly that the claims are baseless and intends to vigorously defend against the lawsuit, no outcome can be determined at this time.

On January 7, 2011 Signature Capital Securities elected to convert $436,751 of Placement Agent fees due to it from VIRxSYS Corporation into that company's Series H Preferred stock. Signature Capital Securities further elected to convert the Placement Agent fees that would have been due on that purchase into additional Series H Preferred stock. The total fees converted to stock in this transaction were $476,058.

SIGNATURE CAPITAL SECURITIES LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2010

Net Capital		
Total assets	$	82,834
Total assets		82,834
Deductions:		
Nonallowable assets:		
Prepaid expenses		8,950
Other assets		8,358
Total nonallowable assets		17,308
Total liabilities		24,089
Total deductions		41,397
Net Capital		41,437
Minimum Net Capital		5,000
Excess Net Capital	**$**	**36,437**
Aggregate Indebtedness:		
Accounts payable and accrued expenses		24,089
Deferred revenue		-
		24,089
Ratio of Aggregate Indebtness to Net Capital		**0.58**
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010):		
Net capital, as reported in Company's Part II (Unaudited) Focus Report		41,437
Audit adjustments, net		-
Adjustments, net		-
Net Capital per above	**$**	41,437

See auditor's report.

SIGNATURE CAPITAL SECURITIES LLC
Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

SIGNATURE CAPITAL SECURITIES LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), in that the Company does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, no information relating to possession or control requirements is required to be provided.

Runyon Kersteen Ouellette

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

The Member of
Signature Capital Securities LLC

In planning and performing our audit of the financial statements of Signature Capital Securities LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required b Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but no absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5, CONTINUED

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control over financial reporting that is less severe that a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Runyon Kersteen Ouellette

February 18, 2011
South Portland, Maine

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

December 31, 2010

Signature Capital Securities LLC

Runyon Kersteen Ouellette
Certified Public Accountants and Business Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of Signature Capital Securities LLC
100 Commercial Street, Suite 414
Portland, Maine

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Signature Capital Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Signature Capital Securities LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Signature Capital Securities LLC's management is responsible for Signature Capital Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries found within Signature Capital Securities LLC's general ledger detail noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no variance.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences. No supporting schedules were provided with Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments. No supporting schedules were provided with Form SIPC-7T.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. No overpayment applied was noted on Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other that these specified parties.

Runyon Kersteen Ouellette

February 18, 2011
South Portland, Maine